Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated July 7, 2014

(To Preliminary Prospectus dated July 7, 2014)

Registration Statement No. 333-196814

On July 7, 2014, Darryl Rawlings, the Chief Executive Officer of Trupanion, Inc. (the “Company”), sent an email message to members of its national referral network of independent contractors advising that a certain number of shares to be offered in the Company’s initial public offering would be made available through the platform maintained by LOYAL3 Securities, Inc. The content of that email is set forth below.

Information on, or accessible through, the LOYAL3 Securities, Inc. website is not part of this Free Writing Prospectus, nor is it part of the preliminary prospectus or registration statement.

Subject Line: Trupanion is Going Public. You’re Invited.

To our Territory Partners,

We are pleased to let you know that Trupanion is approaching one of the most important milestones in company history, our initial public offering on the New York Stock Exchange.

We have been taking care of pet owners for over a decade by offering a simple and comprehensive medical insurance plan for cats and dogs. Becoming a public company provides a great opportunity to generate awareness for Trupanion, and you can be part of it.

Be a Trupanion Stockholder

To show our appreciation of your hard work caring for pets, we would like to give you an opportunity to be a stockholder and own a little piece of Trupanion.

Through LOYAL3, you can purchase common stock in our initial public offering at the same price as Wall Street. At our request, the underwriters have reserved up to 142,500 shares of the common stock to be sold by Trupanion in the IPO for Trupanion veterinarians, partners and friends at the initial public offering price.

We chose to partner with LOYAL3 because their platform is designed to democratize IPO participation, making it easy and affordable for large numbers of people to purchase shares in our IPO. Participation is on a first-come, first-served basis.

Individuals can elect to purchase shares in our IPO through LOYAL3 in amounts ranging from $100-$10,000, with no transaction fees. Should you choose to forward this email to your partners, employees and friends, you must do so without changes, in precisely this form (only by email, so hyperlink to the prospectus is active, and only to U.S. residents).

For more information, or to view a preliminary prospectus and to enroll, click: Trupanion IPO through the Loyal3 Platform.

We hope that you will join us in this important part of Trupanion‘s journey. We look forward to working with you now and in the future to provide the best care possible to our pets.

Darryl Rawlings

CEO

Trupanion

Questions and want to speak to someone from LOYAL3?

Email: support@loyal3.com

Phone: 855-256-9253

Web: www.loyal3.com

Trupanion Inc., (the “Company”) has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained by visiting ipo.loyal3.com/trupanion or by requesting a copy from LOYAL3 Securities, Inc. by calling toll-free 855-256-9253 or by emailing support@loyal3.com.

LOYAL3 Securities, Inc., a U.S. registered broker-dealer, is acting as a co-manager in the Trupanion IPO.

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